FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 13, 2012

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Cellcom Israel Announces Third Quarter 2012 Results

2.	Cellcom Israel Ltd. and Subsidiaries - Financial Statements as at September 30, 2012

Item 1

CELLCOM ISRAEL ANNOUNCES

THIRD QUARTER 2012 RESULTS

------------------------

Cellcom Israel presents a substantial improvement in free cash flow1 for the third quarter, totaling NIS 414 million, a 58% increase in comparison to the third quarter last year

Cellcom Israel continues the implementation of the efficiency plan and presents savings at an annual rate of approximately NIS 480 million2

Cellcom Israel reports a net addition of approximately 5,000 cellular subscribers thanks to the success of "Cellcom Total", a communications solution combining cellular and landline services, and the beginning of IDF subscribers' transfer to our network
----

Third Quarter 2012 Highlights3 (compared with the third quarter 2011):

▪	Free cash flow1 totaled NIS 414 million ($106 million), a 58% increase

▪	Total Revenues totaled NIS 1,448 million ($370 million), a 13% decrease

▪	Service revenues totaled NIS 1,148 million ($293 million), a 3.8% decrease

▪	EBITDA1 totaled NIS 430 million ($110 million), a 19.9% decrease

▪	EBITDA margin 29.7%, down from 32.3%

▪	Operating profit totaled NIS 239 million ($61 million), a 31.5% decrease

▪	Net income totaled NIS 124 million ($32 million), a 37.7% decrease

▪	Cellular Subscriber base totaled approx. 3.338 million at the end of September 2012

Netanya, Israel – November 13, 2012 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel", the "Company"), announced today its financial results for the third quarter of 2012. Revenues for the third quarter 2012 totaled NIS 1,448 million ($370 million); EBITDA for the third quarter 2012 totaled NIS 430 million ($110 million), or 29.7% of total revenues; and net income for the third quarter 2012 totaled NIS 124 million ($32 million). Basic earnings per share for the third quarter 2012 totaled NIS 1.25 ($0.32).

1	Please see "Use of Non-IFRS financial measures" section in this press release.

2	Based on a comparison of third quarter 2012 expenses to fourth quarter 2011 expenses.

3
The Company consolidated financial results for the third quarter 2012 include the results of Netvision Ltd., or Netvision, for the full quarter, while the consolidated financial results for the third quarter 2011 include Netvision's results for September 2011 only (due to the completion of Netvision's acquisition by the Company on August 31, 2011).

Commenting on the results, Nir Sztern, Chief Executive Officer, said, "We are pleased with the implementation of the Company's strategy: the merger of Netvision, operational excellence, and our strengthening as a communications group.

The Company has taken aggressive efficiency measures, which led, so far, to an annual savings run rate of approximately NIS 480 million2, while focusing on operational excellence. It is our intention to continue the efficiency measures in the fourth quarter this year, as well as in 2013.

We continue to leverage and expand the comprehensive services we provide as a communications group, addressing all customer segments, and seeing great success with our "Cellcom Total" marketing plan, which was launched in July of this year, followed by "Cellcom Total for Businesses", a beneficial, comprehensive communications package for small and medium businesses. At the same time, we witness Netvision's contribution to the Company's success, presenting a third quarter EBITDA of NIS 75 million, through leveraging Cellcom-Netvision synergies, and reducing cost redundancies between the companies".

Regarding market competition, Nir Sztern noted: "In the third quarter, the Company recruited approximately 5,000 net new subscribers. This is an impressive achievement in light of the intense competition. The positive net adds is a result of the "Cellcom Total" success as well as the beginning of IDF subscribers' transfer to our network, whereas the majority of the IDF subscribers will be joining in the following quarters. This quarter, the Company also presented a record growth of private landline telephony subscribers.

We will continue to strengthen Cellcom Israel's position as a leading communications group, by leveraging future opportunities, such as the wireline wholesale market and entering new areas of activity, such as cellular credit card and the examination of entry into IPTV".

Yaacov Heen, Chief Financial Officer, commented: “As we anticipated in the previous quarter, we continue to see the Company's revenue erosion due to the transfer of subscribers to the new marketing plans, launched during the second and third quarters of 2012, in response to the heightened competition. Furthermore, we expect this erosion to continue in the fourth quarter as well. Yet, we continue the implementation of efficiency measures in order to continue the adjustment of our expense structure to revenue levels.

The focus on cost reduction and the reduction in inventory levels and handset sales, have led to an improvement in our free cash flow for the third quarter of 2012, which totaled NIS 414 million. The Company's cash balance and future cash generation, will enable us to serve our debt during 2013, without having to raise additional debt.

The Company’s Board of Directors decided not to distribute a dividend for the third quarter of 2012, in order to strengthen the Company's balance sheet at this time of market uncertainty. The Board of directors will re-evaluate its decision in the coming quarters as market conditions develop, and taking into consideration the Company's needs".

Main Consolidated Financial Results (financial data for Q3/2011, includes Netvision's results for September 2011 only):

	Q3/2012	Q3/2011 (*)	% Change	Q3/2012	Q3/2011
	million NIS			million US$ (convenience translation)
Total revenues	1,448	1,665	(13.0%)	370.1	425.6
Operating profit	239	349	(31.5%)	61.1	89.2
Net income	124	199	(37.7%)	31.7	50.9
Free cash flow	414	262	58.0%	105.8	67.0
EBITDA	430	537	(19.9%)	109.9	137.3
EBITDA, as percent of total revenues	29.7%	32.3%	(8.0%)

(*)	Since the merger transaction with Netvision was completed on August 31, 2011, Q3/2011 consolidated financial results include Netvision's results for September 2011 only.

Main Financial Data by Companies:

	Cellcom Israel without Netvision			Netvision	Consolidation adjustments (*)	Consolidated results
	Q3/2012	Q3/2011	Change (%)	Q3/2012		Q3/2012
Total revenues	1,187	1,567	(24.3%)	291	(30)	1,448
Total service revenues 4	902	1,101	(18.1%)	276	(30)	1,148
Equipment revenues	285	466	(38.8%)	15	-	300
Operating profit	220	350	(37.1%)	45	(26)	239
EBITDA	355	517	(31.3%)	75	-	430
EBITDA, as percent of total revenues	29.9%	33.0%	(9.4%)	25.8%	-	29.7%

(*)	Include elimination of inter-company revenues between Cellcom Israel and Netvision, and amortization expenses attributable to the merger.

Main Performance Indicators (data refers to cellular subscribers only):

	Q3/2012	Q3/2011	Change (%)
Cellular subscribers at the end of period (in thousands)	3,338	3,391	(1.6%)
Churn Rate for cellular subscribers (in %)	8.6%	5.7%	50.9%
Monthly cellular ARPU5 (in NIS)	86.7	105.1	(17.5%)
Average Monthly cellular MOU (in minutes)	399	357	11.7%

4 Including revenues from content, SMS and value added services. The Company has ceased to detail separately the revenues from content, SMS and value added services, since most of the marketing plans which are sold nowadays include service packages which include unlimited air time minutes and SMS as well as cellular surfing.

5 Including revenues from national roaming services and hosting services to operators on the Company's communications networks.

3

Financial Review (financial data for Q3/2011, includes Netvision's results for September 2011 only)

Revenues for the third quarter of 2012 totaled NIS 1,448 million ($370 million), a 13% decrease compared to NIS 1,665 million ($426 million) in the third quarter last year. The decrease in revenues is attributed to a 36.4% decrease in equipment revenues, which totaled NIS 300 million ($77 million) in the third quarter 2012 as compared to NIS 472 million ($121 million) in the third quarter last year, as well as to a 3.8% decrease in service revenues, which totaled NIS 1,148 million ($293 million) in the third quarter 2012 as compared to NIS 1,193 million ($305 million) in the third quarter last year. Netvision's contribution to total revenues for the third quarter of 2012 totaled NIS 261 million ($67 million) excluding inter-company revenues. Excluding Netvision's contribution, total revenues decreased by 24.3% compared with the third quarter last year.

The decrease in service revenues is primarily attributed to the ongoing erosion in the price of cellular services, resulting from the intensified competition in the market. Most of this decrease was offset by an increase in Netvision's contribution to service revenues, which totaled NIS 246 million ($63 million) (excluding inter-company revenues) in the third quarter of 2012, as compared to NIS 92 million ($24 million) in the third quarter of 2011. The increase in Netvision's contribution to service revenues was mainly due to the consolidation of Netvision's results for September 2011 only in the third quarter of 2011 (following the completion of the merger transaction with Netvision on August 31, 2011), while in the third quarter of 2012 we consolidated Netvision's results for the full quarter. After elimination of Netvision's contribution to service revenues, service revenues for the third quarter of 2012 decreased by 18.1% as compared to the third quarter last year. As noted in the previous quarter, the Company has ceased to detail separately the revenues from content, SMS and value added services, since most of the marketing plans, which are currently sold, include service packages which include unlimited air time minutes and SMS as well as cellular surfing.

Equipment revenues decreased 36.4%, from NIS 472 million ($121 million) in the third quarter last year, to NIS 300 million ($77 million) in the third quarter 2012. The decrease in equipment revenues resulted mainly from a significant decrease in the number of cellular handsets, which were sold in the third quarter of 2012 as compared to the third quarter last year. Netvision's contribution to equipment revenues for the third quarter of 2012 totaled NIS 15 million ($4 million). After elimination of Netvision's contribution to equipment revenues, equipment revenues for the third quarter of 2012 decreased by 38.8% as compared to the third quarter last year.

Cost of revenues for the third quarter of 2012 decreased 3.1% to NIS 853 million ($218 million) compared to NIS 880 million ($225 million) in the third quarter of 2011. Netvision's contribution to cost of revenues for the third quarter of 2012 totaled NIS 190 million ($49 million) (after elimination of inter-company expenses of NIS 30 million ($8 million)). After elimination of Netvision's contribution, cost of revenues decreased 18.1% and totaled NIS 663 million ($169 million) in the third quarter of 2012, compared to NIS 810 million ($207 million) in the third quarter last year. This decline in cost of revenues after elimination of Netvision's contribution primarily resulted from a significant decrease in cellular handsets cost due to a decrease in the number of handsets sold during the third quarter of

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2012 as compared with the third quarter last year. The decrease in cost of revenues also resulted from a decrease in cost of content services and in cost of cellular handsets repair services due to efficiency measures implemented in these areas, as well as a decrease in depreciation and amortization expenses, and a decrease in royalties expenses paid to the Ministry of Communications due to the reduction in royalties' rate and in revenues, which are subject to royalties.

Gross profit for the third quarter of 2012 decreased 24.2% to NIS 595 million ($152 million), compared to NIS 785 million ($201 million) in the third quarter of 2011. Gross profit margin for the third quarter 2012 decreased to 41.1% from 47.1% in the third quarter last year.

Selling, Marketing, General and Administrative Expenses ("SG&A expenses") for the third quarter of 2012 decreased 18.2% to NIS 356 million ($91 million), compared to NIS 435 million ($111 million) in the third quarter of 2011. SG&A expenses excluding Netvision's contribution decreased 24.6%. The decrease in SG&A expenses after elimination of Netvision's contribution mainly resulted from a decrease in payroll expenses and sales commissions, mainly due to efficiency measures, and in amortization expenses related to capitalized sales commissions, as well as a decrease in advertising expenses. Netvision's contribution to SG&A expenses for the third quarter of 2012 amounted to NIS 50 million ($13 million), including amortization expenses of intangible assets, attributable to the merger, in the amount of NIS 26 million ($7 million).

Operating profit for the third quarter of 2012 totaled NIS 239 million ($61 million), compared to NIS 349 million ($89 million) in the third quarter last year, a 31.5% decrease.

EBITDA for the third quarter of 2012 decreased 19.9% to NIS 430 million ($110 million) representing 29.7% of total revenues, compared to NIS 537 million ($137 million) represented 32.3% of total revenues in the third quarter 2011. Netvision's contribution to EBITDA for the third quarter 2012 totaled NIS 75 million ($19 million). EBITDA as a percent of total revenues for the third quarter of 2012 after elimination of Netvision's contribution to EBITDA and total revenues totaled 29.9%.

Financing expenses, net for the third quarter of 2012 totaled NIS 64 million ($16 million), compared to NIS 90 million ($23 million) in the third quarter last year, a 28.9% decrease. This decrease resulted from three main elements: (1) a gain from Israeli Consumer Price Index ("CPI") hedging transactions in the third quarter of 2012 due to an increase in inflation expectations, as compared to a loss from such hedging transactions in the third quarter of 2011 due to a decrease in inflation expectations in that quarter; (2) income from foreign currency differences related to trade payables balances in the third quarter of 2012, which resulted from an appreciation of 0.3% of the NIS against the US dollar, as compared to expenses from such foreign currency differences in the third quarter of 2011, which resulted from a depreciation of 8.7% of the NIS against the US dollar in that quarter; and (3) an increase in interest income, related to cellular handsets sales, in the third quarter of 2012 as compared to the third quarter last year. These three impacts were partially offset by an increase in interest expenses, associated with the Company's debentures, due to the higher debt level and the

5

increased inflation, as well as by a decrease in gain from currency hedging transactions, resulted from the appreciation of the NIS against the US dollar in the third quarter of 2012, compared to the depreciation of the NIS against the US dollar in the third quarter last year.

Net Income for the third quarter of 2012 totaled NIS 124 million ($32 million), compared to NIS 199 million ($51 million) in the third quarter last year, a 37.7% decrease.
Basic earnings per share for the third quarter of 2012 totaled NIS 1.25 ($0.32), compared to NIS 2.00 ($0.51) in the third quarter 2011.

Operating Review (data refers to cellular subscribers only)

New Cellular Subscribers – at the end of September 2012, the Company had approximately 3.338 million cellular subscribers. During the third quarter of 2012, the Company's cellular subscriber base increased by approximately 5,000 net subscribers.

In the third quarter of 2012, the Company added approximately 19,000 net new 3G cellular subscribers to its 3G subscriber base, reaching approximately 1.449 million 3G subscribers at the end of September 2012, representing 43.4% of the Company’s total cellular subscriber base, an increase from the 37.8% 3G subscribers represented of total subscribers at the end of September 2011.

The Churn Rate of cellular subscribers in the third quarter 2012 was 8.6%, compared to 5.7% in the third quarter last year. The increase in the churn rate mainly resulted from the increased competition in the market following the entrance of the new operators during the second quarter 2012.

Average monthly cellular Minutes of Use per subscriber ("MOU") in the third quarter 2012 totaled 399 minutes, compared to 357 minutes in the third quarter 2011, an increase of 11.7%.

The monthly cellular Average Revenue per User (ARPU) for the third quarter of 2012 decreased 17.5% and totaled NIS 86.7 ($22.2), compared to NIS 105.1 ($26.9) in the third quarter last year. The decrease is attributed to the ongoing price erosion. ARPU includes revenues from national roaming services and hosting services to operators on the Company's communications networks.

Financing and Investment Review (financial data for Q3/2011, includes Netvision's results for September 2011 only)

Cash Flow

Free cash flow for the third quarter of 2012 increased by 58% and totaled NIS 414 million ($106 million), compared to NIS 262 million ($67 million) generated in the third quarter of 2011.  The increase in free cash flow mainly resulted from a decrease in payments to vendors, primarily those related to handsets purchases due to a decrease in handsets sales in the third quarter of 2012 as compared to the third quarter last year, which was partially offset by a decrease in receipts from

6

customers, which resulted from the decrease in total revenues in the third quarter of 2012 as compared to the third quarter last year.

Total Equity

Total Equity as of September 30, 2012 amounted to NIS 400 million ($102 million), primarily consisting of accumulated undistributed retained earnings.

Capital expenditure

The Company's accrual capital expenditure for the third quarter of 2012, totaled NIS 99 million ($25 million) (including, among others, investment in information systems and software), compared to NIS 134 million ($34 million) in the third quarter of 2011. The decrease primarily resulted from a difference in timing of investments between the quarters.

Dividend

On November 12, 2012, the Company's board of directors decided not to declare a cash dividend for the third quarter of 2012. In making its decision, the board of directors considered the Company's dividend policy and business status and determined, that although the Company can satisfy its existing and foreseeable obligations with a dividend distribution, given the continued intensified competition and substantial changes in pricing and their continued current and expected adverse effect on the Company's results of operations, the Company should wait for the competitive situation to clarify, to strengthen the Company's balance sheet and not distribute a dividend at this time. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2011 on Form 20-F, under “Item 8 - Financial Information - Dividend Policy”.

Debentures

For information regarding the Company's summary of financial undertakings and details regarding the Company's outstanding debentures as of September 30, 2012, see "Disclosure for Debenture Holders" section in this press release.

Other developments during the third quarter of 2012 and subsequent to the end of the reporting period

Regulation

In August 2012, the proposed amendment to the Communications Law, setting gradually increasing financial sanctions on communication operators, for breach of their licenses, the amount of which shall be calculated as a percentage of the operator's income and based on the gravity of the breach, was enacted.

For additional details see the Company's most recent annual report on Form 20-F for the year ended December 31, 2011, under "Item 3. Key Information – D. Risk Factors – Risks related to our business – We operate in a heavily regulated industry, which can harm our results of operations".

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Changes in Senior Management

Mr. Ran Harpaz resigned from his office as vice president of Information Technology of the Company effective October 2012. Mr. Harpaz is replaced by Mr. Jack Oster, as of November 2012.

Jack Oster served as senior director of global delivery centers and global shared services centers as part of global IT management team of Teva Pharmaceutical Industries Ltd from 2007 to November 2012.  From 2005 – 2007 Mr. Oster served as Vice President of Business Applications solutions of Yael Software Ltd. From 2000 – 2005 Mr. Oster served as Senior Manager as part of the management consulting group of KPMG Consulting. Mr. Oster holds a B.Sc. in industrial engineering from Tel-Aviv University and graduated the Executive MBA program from Kellogg-Recanati.

Conference Call Details

The Company will be hosting a conference call on Tuesday, November 13, 2012 at 9:00 am EST, 6:00 am PST, 14:00 UK time, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141	UK Dial-in Number: 0 800 917 5108
Israel Dial-in Number: 03 918 0610	International Dial-in Number: +972 3 918 0610
at: 9:00 am EST; 6:00 am PST; 14:00 UK time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.338 million subscribers (as at September 30, 2012) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

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Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2011.

Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)\US$ exchange rate of NIS 3.912 = US$ 1 as published by the Bank of Israel for September 30, 2012.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See the reconciliation note in this Press Release.

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Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	IR Contacts Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Financial tables follow

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Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial position

			Convenience
			translation
			Into
			U.S. dollar
	September 30,	September 30,	September 30,	December 31,
	2011	2012	2012	2011
	NIS millions	NIS millions	US$ millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	869	1,139	291	920
Current investments, including derivatives	479	493	126	290
Trade receivables	1,862	1,912	489	1,859
Other receivables	87	87	22	93
Inventory	135	125	32	170
Total current assets	3,432	3,756	960	3,332

Trade and other receivables	1,282	1,291	330	1,337
Property, plant and equipment, net	2,141	2,084	533	2,168
Intangible assets, net	1,720	1,552	397	1,680
Deferred tax assets	37	60	15	40
Total non-current assets	5,180	4,987	1,275	5,225

Total assets	8,612	8,743	2,235	8,557

Liabilities
Short-term credit and current maturities of long-term loans and debentures	681	1,142	292	674
Trade payables and accrued expenses	1,016	859	220	1,026
Current tax liabilities	58	114	29	69
Provisions	112	169	43	148
Other payables, including derivatives	478	424	109	547
Dividend declared	232	-	-	189
Total current liabilities	2,577	2,708	693	2,653

Long-term loans from banks	23	10	3	19
Debentures	5,464	5,399	1,380	5,452
Provisions	21	21	5	21
Other long-term liabilities	84	35	9	41
Liability for employee rights upon retirement, net	-	13	3	10
Deferred tax liabilities	151	157	40	174
Total non- current liabilities	5,743	5,635	1,440	5,717

Total liabilities	8,320	8,343	2,133	8,370

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	-	3	1	7
Retained earnings	287	395	101	175

Non-controlling interest	4	1	-	4

Total equity	292	400	102	187

Total liabilities and equity	8,612	8,743	2,235	8,557

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Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income

	Nine-month period ended September 30,			Three-month period ended September 30,			Year ended December 31,
			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	2011	2012	2012	2011	2012	2012	2011
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Revenues	4,481	4,531	1,158	1,665	1,448	370	6,506
Cost of revenues	(2,434)	(2,590)	(662)	(880)	(853)	(218)	(3,408)

Gross profit	2,407	1,941	496	785	595	152	3,098

Selling and marketing expenses	(700)	(671)	(172)	(259)	(215)	(55)	(990)
General and administrative expenses	(489)	(474)	(121)	(176)	(141)	(36)	(685)
Other expenses, net	(1)	-	-	(1)	-	-	(1)

Operating profit	1,217	796	203	349	239	61	1,422

Financing income	87	149	39	35	66	17	116
Financing expenses	(319)	(366)	(94)	(125)	(130)	(33)	(409)
Financing expenses, net	(232)	(217)	(55)	(90)	(64)	(16)	(293)

Profit before taxes on income	985	579	148	259	175	45	1,129
Taxes on income	(236)	(161)	(41)	(60)	(51)	(13)	(304)

Profit for the period	749	418	107	199	124	32	825

Profit for the period attributable to:
Owners of the Company	749	418	107	199	124	32	824
Non-controlling interests	-	-	-	-	-	-	1
Profit for the period	749	418	107	199	124	32	825

Earnings per share
Basic earnings per share in NIS	7.53	4.20	1.07	2.00	1.25	0.32	8.28

Diluted earnings per share in NIS	7.53	4.20	1.07	2.00	1.25	0.32	8.28

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Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows

	Nine-month period ended September 30,			Three-month period ended September 30,			Year ended December 31,
			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	2011	2012	2012	2011	2012	2012	2011
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)
Cash flows from operating activities

Profit for the period	749	418	107	199	124	32	825

Adjustments for:
Depreciation and amortization	519	579	148	183	190	48	738
Share based payment	4	4	1	3	1	-	6
Loss (gain) on sale of property, plant and equipment	1	-	-	1	(1)	-	-
Income tax expense	236	161	41	60	51	13	304
Financing expenses, net	232	217	55	90	64	16	293
Other expenses (income)	-	-	-	-	(1)	-	2

Changes in operating assets and liabilities:
Change in inventory	(31)	41	11	7	3	1	(67)
Change in trade receivables (including long-term amounts)	(515)	64	16	(189)	98	25	(585)
Change in other receivables (including long-term amounts)	43	(42)	(11)	49	-	-	61
Change in trade payables, accrued expenses and provisions	166	(30)	(8)	48	59	15	146
Change in other liabilities (including long-term amounts)	13	(13)	(3)	1	(29)	(7)	(52)
Proceeds from (payments for) derivative hedging contracts, net	(15)	17	4	(6)	9	2	(14)
Income tax paid	(292)	(165)	(42)	(86)	(48)	(12)	(325)
Income tax received	-	15	4	-	-	-	-
Net cash from operating activities	1,110	1,266	323	360	520	133	1,332

13

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont’d)

Nine-month period ended September 30,			Three-month period ended September 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
2011	2012	2012	2011	2012	2012	2011
NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)
Cash flows from investing activities
Acquisition of property, plant, and equipment	(219)	(376)	(96)	(84)	(92)	(24)	(333)
Acquisition of intangible assets	(75)	(82)	(21)	(23)	(30)	(8)	(99)
Acquisition of subsidiary, net of cash acquired	(1,458)	-	-	(1,458)	-	-	(1,458)
Change in current investments, net	3	(204)	(52)	(4)	468	120	197
Proceeds from (payments for) other derivative contracts, net	(7)	11	3	2	8	2	1
Proceeds from sale of property, plant and equipment	2	3	1	-	2	1	3
Interest received	27	24	6	7	16	4	33
Loan to equity accounted investee	-	-	-	-	1	-	-
Proceeds from sale of shares in a consolidated company	-	7	2	-	-	-	-
Net cash from (used in) investing activities	(1,727)	(617)	(157)	(1,560)	373	95	(1,656)

Cash flows from financing activities
Proceeds from (payments for) derivative contracts, net	11	(11)	(3)	1	(5)	(1)	11
Repayment of long-term loans from banks	-	(9)	(2)	-	(5)	(1)	(4)
Repayment of debentures	(354)	(661)	(169)	(179)	(182)	(47)	(354)
Proceeds from issuance of debentures, net of issuance costs	2,165	992	253	1,132	-	-	2,165
Dividend paid	(626)	(391)	(100)	(292)	(130)	(33)	(858)
Interest paid	(243)	(350)	(89)	(120)	(168)	(43)	(245)
Net cash from (used in) financing activities	953	(430)	(110)	542	(490)	(125)	715

Cash balance presented under assets held for sales/ Cash outflow due to sale of assets held for sale	-	-	-	-	-	-	(4)

Changes in cash and cash equivalents	336	219	56	(658)	403	103	387
Cash and cash equivalents at beginning of the period	533	920	235	1,527	736	188	533
Cash and cash equivalents at end of the period	869	1,139	291	869	1,139	291	920

14

Cellcom Israel Ltd.
(An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended September 30,			Year ended December 31,
	2011 NIS millions	2012 NIS millions	Convenience translation into US dollar 2012 US$ millions	2011 NIS millions
Profit for the period	199	124	32	825
Taxes on income	60	51	13	304
Financing income	(35)	(66)	(17)	(116)
Financing expenses	125	130	33	409
Other expenses	2	-	-	1
Depreciation and amortization	183	190	48	738
Share based payments	3	1	-	6
EBITDA	537	430	110	2,167

Free Cash Flow

The following table shows the calculation of free cash flow:

	Three-month period ended September 30,			Year ended December 31,
	2011 NIS millions	2012 NIS millions	Convenience translation into US dollar 2012 US$ millions	2011 NIS millions
Cash flows from operating activities	360	520	133	1,332
Cash flows from investing activities	(*) (102)	373	95	(*) (198)
Short-term Investment in (sale of) tradable debentures and deposits (**)	4	(479)	(122)	(197)
Free cash flow	262	414	106	937

(*)	After elimination of the net cash flows used for the acquisition of Netvision in the amount of NIS 1,458 million (net of cash acquired in the amount of NIS 120 million).

(**)	Including interest received in relation to such debentures.

15

Cellcom Israel Ltd.

Disclosure for debenture holders as of September 30, 2012
Aggregation of the information regarding the debenture series issued by the company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 30.09.2012					As of 13.11.2012		Interest Rate (fixed)	Principal Repayment Dates (3)		Interest Repayment Dates	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books(2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
A(4)	22/12/05 10/01/06* 31/05/06*	1,065	0	0	0	0	0	0	0	5.00%	05.07.08	05.07.12	January 5 and July 5	Linked to CPI	Reznik, Paz, Nevo Trusts Ltd. Accountant Yossi Reznik. 14 Yad Haruzim St., Tel Aviv. Tel: 03-6393311.
B(4) **	22/12/05 02/01/06* 05/01/06* 10/01/06* 31/05/06*	925.102	925.102	1,101.919	42.924	1,144.844	1,202.910	925.102	1,101.919	5.30%	05.01.13	05.01.17	January 5	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
C	07/10/07 03/02/08*	326	36.222	42.096	0.155	42.251	43.104	36.222	42.096	4.60%	01.03.09	01.03.13	March 1 and September 1	Linked to CPI	Reznik, Paz, Nevo Trusts Ltd. Accountant Yossi Reznik. 14 Yad Haruzim St., Tel Aviv. Tel: 03-6393311.
D **	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	2,423.075	2,816.017	36.438	2,852.455	3,011.882	2,423.075	2,816.017	5.19%	01.07.13	01.07.17	July 1	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
E **	06/04/09 30/03/11* 18/08/11*	1,798.962	1,499.135	1,499.135	68.796	1,567.931	1,593.731	1,499.135	1,499.135	6.25%	05.01.12	05.01.17	January 5	Not linked	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F(4) (5) **	20/03/12	714.802	714.802	729.923	1.496	731.419	719.663	714.802	729.923	4.35%	05.01.17	05.01.20	January 5 and July 5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
G(4) (5)	20/03/12	285.198	285.198	285.198	0.906	286.104	284.171	285.198	285.198	6.74%	05.01.17	05.01.19	January 5 and July 5	Not linked	Strauss Lazar Trust Company (1992) Ltd 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
Total		7,538.139	5,883.534	6,474.289	150.714	6,625.004	6,855.461	5,883.534	6,474.289

Comments:
(1) In the reported period, the company fulfilled all terms of the debentures. The company also fulfilled all terms of the Indentures. Debentures F and G financial covenants  - as of September 30, 2012  the net leverage (net debt to EBITDA ratio- see definition in the Company's annual report for the year ended December 31, 2011 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Shelf prospectus") was 2.70. (2) Including interest accumulated in books. (3) Annual payments, excluding series A, C, F and G debentures in which the payments are semi annual. (4) Regarding Debenture series A, B, F and G- the company undertook not to create any pledge on its assets, as long as debentures are not fully repaid, subject to certain exclusions. (5) Regarding Debenture series F and G - the company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2011 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service – Shelf prospectus").
(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.
(**) Series B, D, E and F are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

16

Cellcom Israel Ltd.

Disclosure for debenture holders as of September 30, 2012 (cont.)

Debentures rating details*

Series	Rating Company	Rating as of 30.9.2012 (1)	Rating as of 13.11.2012	Rating assigned upon issuance of the Series	Recent date of rating as of 13.11.2012	Additional ratings between original issuance and the recent date of rating as of 13.11.2012 (2)
						Date	Rating
B	S&P Ma'alot	AA-	AA-	AA-	11/2012	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012	AA-, AA,AA- (2)
C	S&P Ma'alot	AA-	AA-	AA-	11/2012	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012	AA-, AA,AA- (2)
D	S&P Ma'alot	AA-	AA-	AA-	11/2012	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012	AA-, AA,AA- (2)
E	S&P Ma'alot	AA-	AA-	AA	11/2012	9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012	AA,AA- (2)
F	S&P Ma'alot	AA-	AA-	AA	11/2012	5/2012, 11/2012	AA,AA- (2)
G	S&P Ma'alot	AA-	AA-	AA	11/2012	5/2012, 11/2012	AA,AA- (2)

(1)	In May 2012, S&P Ma'alot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”.

(2)
In September 2007, S&P Ma'alot issued a notice that the AA- rating for debentures issued by the Company was in the process of recheck with positive implications (Credit Watch Positive). In October 2008, S&P Ma'alot issued a notice that the AA- rating for debentures issued by the Company is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Ma'alot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). In May 2012, S&P Ma'alot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Ma'alot affirmed the Company's rating of “ilAA-/negative”. For details regarding the rating of the debentures see S&P Ma'alot's report dated November 4, 2012.

*
A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

17

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2012

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company,  based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	783,950	290,927	-	-	-	336,536
Second year	744,678	290,927	-	-	-	278,571
Third year	744,678	290,927	-	-	-	221,509
Fourth year	744,678	290,927	-	-	-	164,585
More than five years	1,467,130	571,295	-	-	-	159,785
Total	4,485,114	1,735,004	-	-	-	1,160,985

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "solo" financial data (in thousand NIS) – None

c.	Credit from banks in Israel based on the Company's "solo" financial data (in thousand NIS) - None
d.	Credit from banks abroad based on the Company's "solo" financial data (in thousand NIS) - None
e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	783,950	290,927	-	-	-	336,536
Second year	744,678	290,927	-	-	-	278,571
Third year	744,678	290,927	-	-	-	221,509
Fourth year	744,678	290,927	-	-	-	164,585
More than five years	1,467,130	571,295	-	-	-	159,785
Total	4,485,114	1,735,004	-	-	-	1,160,985

f.	Out of the balance sheet Credit exposure based on the Company's "solo" financial data - None
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None

18

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2012 (cont.)

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	16,367	-	-	-	1,333
Second year	-	5,041	-	-	-	603
Third year	-	5,041	-	-	-	303
Fourth year	-	26	-	-	-	-
More than five years	-	-	-	-	-	-
Total	-	26,475	-	-	-	2,239

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	12	-	-	-	4
Second year	-	12	-	-	-	3
Third year	-	12	-	-	-	2
Fourth year	-	12	-	-	-	1
More than five years	-	12	-	-	-	1
Total	-	58	-	-	-	11

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	41,734	8,764	-	-	-	13,652
Second year	38,909	8,764	-	-	-	11,000
Third year	38,909	8,764	-	-	-	8,412
Fourth year	38,909	8,764	-	-	-	5,826
More than five years	46,380	13,664	-	-	-	3,858
Total	204,842	48,720	-	-	-	42,749

19

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2012 (cont.)

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS)

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	-	-	-	-	1,234
Second year	-	26,371	-	-	-	1,234
Third year	-	-	-	-	-	-
Fourth year	-	-	-	-	-	-
More than five years	-	-	-	-	-	-
Total	-	26,371	-	-	-	2,468

20

Item 2

Cellcom Israel Ltd. and Subsidiaries Financial Statements As at September 30, 2012 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at September 30, 2012

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Financial position

			Convenience
			translation
			into US dollar
			(Note 2D)
	September 30,	September 30,	September 30,	December 31,
	2011	2012	2012	2011
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	869	1,139	291	920
Current investments, including derivatives	479	493	126	290
Trade receivables	1,862	1,912	489	1,859
Other receivables	87	87	22	93
Inventory	135	125	32	170

Total current assets	3,432	3,756	960	3,332

Trade and other receivables	1,282	1,291	330	1,337
Property, plant and equipment, net	2,141	2,084	533	2,168
Intangible assets, net	1,720	1,552	397	1,680
Deferred tax assets	37	60	15	40

Total non- current assets	5,180	4,987	1,275	5,225

Total assets	8,612	8,743	2,235	8,557

Liabilities
Short term credit and current maturities of long term loans and debentures	681	1,142	292	674
Trade payables and accrued expenses	1,016	859	220	1,026
Current tax liabilities	58	114	29	69
Provisions	112	169	43	148
Other payables, including derivatives	478	424	109	547
Dividend declared	232	-	-	189

Total current liabilities	2,577	2,708	693	2,653

Long-term loans from banks	23	10	3	19
Debentures	5,464	5,399	1,380	5,452
Provisions	21	21	5	21
Other long-term liabilities	84	35	9	41
Liability for employee rights upon retirement, net	-	13	3	10
Deferred tax liabilities	151	157	40	174

Total non- current liabilities	5,743	5,635	1,440	5,717

Total liabilities	8,320	8,343	2,133	8,370

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	-	3	1	7
Retained earnings	287	395	101	175

Non-controlling interests	4	1	-	4

Total equity	292	400	102	187

Total liabilities and equity	8,612	8,743	2,235	8,557

Date of approval of the condensed consolidated financial statements: November 12, 2012.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2011	2012	2012	2011	2012	2012	2011
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Revenues	4,841	4,531	1,158	1,665	1,448	370	6,506
Cost of revenues	(2,434)	(2,590)	(662)	(880)	(853)	(218)	(3,408)

Gross profit	2,407	1,941	496	785	595	152	3,098

Selling and marketing expenses	(700)	(671)	(172)	(259)	(215)	(55)	(990)
General and administrative expenses	(489)	(474)	(121)	(176)	(141)	(36)	(685)
Other expenses, net	(1)	-	-	(1)	-	-	(1)

Operating profit	1,217	796	203	349	239	61	1,422

Financing income	87	149	39	35	66	17	116
Financing expenses	(319)	(366)	(94)	(125)	(130)	(33)	(409)
Financing expenses, net	(232)	(217)	(55)	(90)	(64)	(16)	(293)

Profit before taxes on income	985	579	148	259	175	45	1,129

Taxes on income	(236)	(161)	(41)	(60)	(51)	(13)	(304)
Profit for the period	749	418	107	199	124	32	825
Attributable to:
Owners of the Company	749	418	107	199	124	32	824
Non-controlling interests	-	-	-	-	-	-	1
Profit for the period	749	418	107	199	124	32	825

Earnings per share
Basic earnings per share (in NIS)	7.53	4.20	1.07	2.00	1.25	0.32	8.28

Diluted earnings per share (in NIS)	7.53	4.20	1.07	2.00	1.25	0.32	8.28

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the nine months ended September 30,		(Note 2D)	For the three months ended September 30,		(Note 2D)
			For the nine months ended September 30,			For the three months ended September 30,	For the year ended December 31,
	2011	2012	2012	2011	2012	2012	2011
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Profit for the period	749	418	107	199	124	32	825
Changes in fair value of cash flow hedges transferred to profit or loss	19	(12)	(3)	8	(6)	(2)	20
Changes in fair value of cash flow hedges	9	7	2	18	(1)	-	17
Income tax on other comprehensive income	(7)	1	-	(6)	2	1	(9)
Other comprehensive income for the period, net of income tax	21	(4)	(1)	20	(5)	(1)	28
Total comprehensive income for the period	770	414	106	219	119	31	853
Total comprehensive income attributable to:
Owners of the Company	770	414	106	219	119	31	852
Non-controlling interests	-	-	-	-	-	-	1
Total comprehensive income for the period	770	414	106	219	119	31	853

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the nine months ended September 30, 2012 (Unaudited)
Balance as of January 1, 2012
(Audited)	1	7	175	183	4	187	48
Other comprehensive income for the period, net of tax	-	(4)	-	(4)	-	(4)	(1)
Profit for the period	-	-	418	418	-	418	107
Share based payments	-	-	4	4	-	4	1
Dividend paid in cash	-	-	(202)	(202)	-	(202)	(52)
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	(3)	(3)	(1)
Balance as of September 30, 2012 (Unaudited)	1	3	395	399	1	400	102

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the nine months ended September 30, 2011 (Unaudited)
Balance as of January 1, 2011
(Audited)	1	(21)	361	341	-	341	87
Other comprehensive income for the period, net of tax	-	21	-	21	-	21	5
Profit for the period	-	-	749	749	-	749	191
Share based payments	-	-	4	4	-	4	1
Dividend paid in cash	-	-	(595)	(595)	-	(595)	(152)
Dividend declared	-	-	(232)	(232)	-	(232)	(59)
Non-controlling interests in respect of business combination	-	-	-	-	4	4	1
Balance as of September 30, 2011 (Unaudited)	1	-	287	288	4	292	74

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three months ended September 30, 2012 (Unaudited)
Balance as of July 1, 2012
(Unaudited)	1	8	270	279	1	280	71
Other comprehensive income for the period, net of tax	-	(5)	-	(5)	-	(5)	(1)
Profit for the period	-	-	124	124	-	124	32
Share based payments	-	-	1	1	-	1	-
Balance as of September 30, 2012 (Unaudited)	1	3	395	399	1	400	102

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three months ended September 30, 2011 (Unaudited)
Balance as of July 1, 2011
(Unaudited)	1	(20)	317	298	-	298	76
Other comprehensive income for the period, net of tax	-	20	-	20	-	20	5
Profit for the period	-	-	199	199	-	199	51
Share based payments	-	-	3	3	-	3	-
Dividend declared	-	-	(232)	(232)	-	(232)	(59)
Non-controlling interests in respect of business combination	-	-	-	-	4	4	1
Balance as of September 30, 2011 (Unaudited)	1	-	287	288	4	292	74

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the year ended December 31, 2011 (Audited)
Balance as of January 1, 2011
(Audited)	1	(21)	361	341	-	341	87
Other comprehensive income for the year, net of tax	-	28	-	28	-	28	7
Profit for the year	-	-	824	824	1	825	211
Share based payments	-	-	6	6	-	6	2
Dividend paid in cash	-	-	(827)	(827)	-	(827)	(211)
Dividend declared	-	-	(189)	(189)	(1)	(190)	(49)
Non-controlling interests in respect of business combination	-	-	-	-	4	4	1
Balance as of December 31, 2011 (Audited)	1	7	175	183	4	187	48

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation into US dollar			translation into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2011	2012	2012	2011	2012	2012	2011
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit for the period	749	418	107	199	124	32	825
Adjustments for:
Depreciation and amortization	519	579	148	183	190	48	738
Share based payment	4	4	1	3	1	-	6
Loss (gain) on sale of property, plant and equipment	1	-	-	1	(1)	-	-
Income tax expense	236	161	41	60	51	13	304
Financing expenses, net	232	217	55	90	64	16	293
Other expenses (income)	-	-	-	-	(1)	-	2

Changes in operating assets and liabilities:
Change in inventory	(31)	41	11	7	3	1	(67)
Change in trade receivables (including long-term amounts)	(515)	64	16	(189)	98	25	(585)
Change in other receivables (including long-term amounts)	43	(42)	(11)	49	-	-	61
Changes in trade payables, accrued expenses and provisions	166	(30)	(8)	48	59	15	146
Change in other liabilities (including long-term amounts)	13	(13)	(3)	1	(29)	(7)	(52)
Proceeds from (payments for) derivative hedging contracts, net	(15)	17	4	(6)	9	2	(14)
Income tax paid	(292)	(165)	(42)	(86)	(48)	(12)	(325)
Income tax received	-	15	4	-	-	-	-
Net cash from operating activities	1,110	1,266	323	360	520	133	1,332

Cash flows from investing activities
Acquisition of property, plant, and equipment	(219)	(376)	(96)	(84)	(92)	(24)	(333)
Acquisition of intangible assets	(75)	(82)	(21)	(23)	(30)	(8)	(99)
Acquisition of subsidiary, net of cash acquired	(1,458)	-	-	(1,458)	-	-	(1,458)
Change in current investments, net	3	(204)	(52)	(4)	468	120	197
Proceeds from (payments for) other derivative contracts, net	(7)	11	3	2	8	2	1
Proceeds from sale of property, plant and equipment	2	3	1	-	2	1	3
Interest received	27	24	6	7	16	4	33
Loan to equity accounted investee	-	-	-	-	1	-	-
Proceeds from sale of shares in a consolidated company	-	7	2	-	-	-	-
Net cash from (used in) investing activities	(1,727)	(617)	(157)	(1,560)	373	95	(1,656)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Cash Flows (cont’d)

			Convenience			Convenience
			translation into US dollar			translation into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2011	2012	2012	2011	2012	2012	2011
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Proceeds from (payments for) derivative contracts, net	11	(11)	(3)	1	(5)	(1)	11
Repayment of long term loans from banks	-	(9)	(2)	-	(5)	(1)	(4)
Repayment of debentures	(354)	(661)	(169)	(179)	(182)	(47)	(354)
Proceeds from issuance of debentures, net of issuance costs	2,165	992	253	1,132	-	-	2,165
Dividend paid	(626)	(391)	(100)	(292)	(130)	(33)	(858)
Interest paid	(243)	(350)	(89)	(120)	(168)	(43)	(245)

Net cash from (used in) financing activities	953	(430)	(110)	542	(490)	(125)	715

Cash balance presented under assets held for sale/ Cash outflow due to sale of assets held for sale	-	-	-	-	-	-	(4)

Changes in cash and cash equivalents	336	219	56	(658)	403	103	387

Cash and cash equivalents as at the beginning of the period	533	920	235	1,527	736	188	533

Cash and cash equivalents as at the end of the period	869	1,139	291	869	1,139	291	920

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 42140, Israel. The condensed consolidated interim financial statements of the Group as at September 30, 2012 comprise the Company and its subsidiaries (together referred to as the "Group").   The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet services (ISP) and international calls services. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"). The Company's ultimate parent company is Ganden Holdings Ltd., and Mr. Nochi Dankner is the ultimate controlling shareholder.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2011 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on November 12, 2012.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, inventory is measured at the lower of cost or net realizable value, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

The value of non monetary assets and equity items that were measured on the basis of historical cost were adjusted for changes in the general purchasing power of the Israeli currency - NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the nine and three month periods ended September 30, 2012, have been presented in dollars, translated at the representative rate of exchange as of September 30, 2012 (NIS 3.912 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

E.	Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group's financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the Group's annual financial statements as at December 31, 2011.

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*

As of September 30, 2012	3.912	220.84
As of September 30, 2011	3.712	216.68
As of December 31, 2011	3.821	216.27

Increase (decrease) during the period:

Nine months ended September 30, 2012	2.4%	2.1%
Nine months ended September 30, 2011	4.6%	2.7%
Three months ended September 30, 2012	(0.3)%	0.9%
Three months ended September 30, 2011	8.7%	0.6%
Year ended December 31, 2011	7.7%	2.6%

*According to 1993 base index.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its annual financial statements.

Presented hereunder is a description of the changes in accounting policies that were applied in these condensed consolidated interim financial statements and their effect:

Implementation of a new standard during the period

From January 1, 2012, the Group early adopts IFRS 9 (2009), Financial Instruments (hereinafter - “the Standard”). The date of initial application is January 1, 2012.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

The Standard requires an entity to classify its financial assets as measured at amortised cost or fair value, with the basis of classification for debt instruments being the entity's business model for managing its financial assets and the contractual cash flows of the financial assets. The Standard allows, under certain conditions, to attribute changes in the fair value of the assets to other comprehensive income. These changes in the accounting policy are applied retrospectively for all financial assets which have not been derecognised as of the date of initial application. According to the transitional provisions, the Group has chosen not to restate the comparative data. The application of the Standard had no material impact on the comparative data. The accounting policy in respect of the assets presented in the comparative data is the same as the accounting policy presented in note 3 to the annual financial statements, regarding significant accounting policies.

The policy implemented from January 1, 2012 with regard to financial instruments which have not been derecognised at the date of IFRS 9 (2009) initial application

Initial recognition of financial assets

The Group initially recognizes loans and receivables and deposits on the day that they are created.
Other financial assets acquired in a regular way purchase, including assets which were designated at fair value through profit or loss, are initially recognized on the trade date at which the Group becomes a party to the contractual provisions of the instrument, meaning on the date the Group undertook to purchase or sell the asset. Financial instruments are initially measured at fair value. If the subsequent measurement of the financial asset is not at fair value through profit or loss, than the initial measurement includes transaction costs which can be allocated directly to the purchase or the creation of the asset. After the initial recognition, the Group measures financial assets at fair value or amortized cost, as described below.

The Group's policy regarding financial assets derecognition, is the same as the accounting policy applied in the annual financial statements.

Financial assets measured at amortized cost

Financial asset is measured after initial recognition at amortized cost, using the effective interest rate method and less any impairment loss, if:

•	It is held within a business model whose objective is to hold assets in order to collect contractual cash flows.
•	The contractual terms of the financial asset, give rise, on specified dates, to cash flows that are solely payments of principal and interest; and
•	The Group has not chosen to designate it at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch.

The Group's policy with regard to impairment loss is the same as the accounting policy applied in the annual financial statements for loans and receivables.

Financial assets measured at fair value through profit or loss

All financial assets which are not measured at amortized cost are measured after initial recognition at fair value, and all changes in their fair value are recognized in profit or loss.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

The effect of the initial application of IFRS 9

According to the transitional provisions of IFRS 9 (2009), the classification of financial assets held by the Group at the date of initial application of the Standard was based on the facts and circumstances of the business model according to which the assets were held as of this date. The initial application of    IFRS 9 (2009) had no material impact on the classification and values of the financial assets presented in the condensed consolidated interim financial statement as at September 30, 2012.

Note 4 - Operating segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

—	Cellcom - the segment includes Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

—	Netvision - the segment includes Netvision Ltd. and its subsidiaries.

The accounting policies of the reportable segments are the same as described in the Group's annual financial statements in note 3 regarding significant accounting policies except for the early adoption of IFRS 9 (2009), as described in note 3.

Information regarding the results of each reportable segment is included below based on the internal management reports that are reviewed by the CODM.

	Nine-month period ended September 30, 2012
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	3,735	796	-	4,531
Inter-segment revenues	18	47	(65)	-

EBITDA*	1,164	215	-	1,379

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(420)	(79)	(80)	(579)
Taxes on income	(152)	(29)	20	(161)
Financing income				149
Financing expenses				(366)
Share based payments				(4)

Profit for the period	375	103	(60)	418

Note 4 - Operating segments (cont'd)

	NIne-month period ended September 30, 2011
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	4,741	100	-	4,841
Inter-segment revenues	2	5	(7)	-

EBITDA*	1,722	20	-	1,742
Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(499)	(9)	(11)	(519)
Taxes on income	(238)	(1)	3	(236)
Financing income				87
Financing expenses				(319)
Other expenses				(2)
Share based payments				(4)

Profit for the period	749	8	(8)	749

	Three-month period ended September 30, 2012
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	1,180	268	-	1,448
Inter-segment revenues	7	23	(30)	-

EBITDA*	355	75	-	430

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(136)	(28)	(26)	(190)
Taxes on income	(48)	(9)	6	(51)
Financing income				66
Financing expenses				(130)
Share based payments				(1)
Profit for the period	109	35	(20)	124

Note 4 - Operating segments (cont'd)

	Three-month period ended September 30, 2011
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	1,565	100	-	1,665
Inter-segment revenues	2	5	(7)	-

EBITDA*	517	20	-	537

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(163)	(9)	(11)	(183)
Taxes on income	(62)	(1)	3	(60)
Financing income				35
Financing expenses				(125)
Other expenses				(2)
Share based payments				(3)

Profit for the period	199	8	(8)	199

	Year ended December 31, 2011
	NIS millions
	(Audited)
	Cellcom	Netvision**	Reconciliation for consolidation	Consolidated

External revenues	6,125	381	-	6,506
Inter-segment revenues	7	19	(26)	-

EBITDA*	2,084	83	-	2,167

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(652)	(40)	(46)	(738)
Taxes on income	(313)	(2)	11	(304)
Financing income				116
Financing expenses				(409)
Other expenses				(1)
Share based payments				(6)

Profit for the year	821	39	(35)	825

* EBITDA as reviewed by the CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses), depreciation and amortization and share based payments, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

** Netvision segment represents results of operations for the four month period commencing September 1, 2011.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Debentures

In March 2012, the Company issued Series F debentures to the public in Israel in the aggregate principal amount of NIS 715 million in exchange for net consideration of NIS 709 million. The debentures are payable in four annual installments: one payment of 10% of the principal on January 5, 2017, and three equal annual installments of 30% of the principal, on January 5 of each of the years 2018 through and including 2020. The debentures bear annual interest of 4.35%. The interest is to be paid in 16 semi-annual installments on January 5 and on July 5, of each calendar year commencing July 5, 2012 through and including January 5, 2020. The debentures (principal amount and interest) are linked to the CPI which was published on March 15, 2012, for February 2012.

In March 2012, the Company issued Series G debentures to the public in Israel in the aggregate principal amount of NIS 285 million in exchange for net consideration of NIS 283 million. The debentures are payable in three annual installments: one payment of 20% of the principal on January 5, 2017, second payment of 50% of the principal on January 5, 2018 and third and last payment of 30% of the principal on January 5, 2019. The debentures bear annual interest of 6.74%. The interest is to be paid in 14 semi-annual installments on January 5 and on July 5 of each calendar year commencing July 5, 2012 through and including January 5, 2019. The debentures (principal amount and interest) are without any linkage.

The debentures were offered and sold pursuant to a supplemental shelf offering report which was filed by the Company in March 2012 with the Israeli Securities Authority and the Tel Aviv Stock Exchange and were listed for trading on the Tel Aviv Stock Exchange. The offering was made pursuant to the Company's amended shelf prospectus.

In connection with the issuance of the above mentioned debentures, the Company has undertaken to comply with certain financial and other covenants. Inter alia:

•	a Net Leverage* exceeding 5, or exceeding 4.5 during four consecutive quarters, shall constitute an event of default;

•
not to distribute more than 95% of the profits available for distribution according to the Israeli Companies law (“Profits”); provided that if the Net Leverage* exceeds 3.5, the Company will not distribute more than 85% of its Profits and if the Net Leverage* exceeds 4, the Company will not distribute more than 70% of its Profits. Failure to comply with this covenant shall constitute an event of default;

•	cross default, excluding following an immediate repayment initiated in relation to a liability of NIS 150 million or less, shall constitute an event of default;

•	Negative pledge, subject to certain exceptions. Failure to comply with this covenant shall constitute an event of default;

•
an obligation to pay additional interest of 0.25% for two-notch downgrade in the debentures' rating in comparison to the rating given to the debentures prior to their issuance and an obligation to pay additional interest of 0.25% for any additional one-notch downgrade up to a maximum addition of 1%;

•	Failure to have the debentures rated over a period of 60 days, shall constitute an event of default.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Debentures (cont'd)

As at the reporting date the Company is in compliance with the required covenants.

*Net Leverage - the ratio of Net Debt to EBITDA, excluding one-time influences.

Net Debt - credit and loans from banks and others and debentures, net of cash and cash equivalents and current investments in tradable securities.

EBITDA - in relation to the twelve month period preceding the Group's most updated consolidated financial statements - profit before depreciation and amortization, other expenses/ income, net, financing expenses/ income, net and taxes on income.

Note 6 - Shareholders' Equity

On January 19, 2012, the Company paid to the shareholders of the Company a cash dividend in the amount of NIS 1.90 per share, totaling approximately NIS 189 million.

On May 17, 2012, the Company paid to the shareholders of the Company a cash dividend in the amount of NIS 0.72 per share, totaling approximately NIS 72 million.

On July 26, 2012, the Company paid to the shareholders of the Company a cash dividend in the amount of NIS 1.31 per share, totaling approximately NIS 130 million.

Note 7 - Share-based payments

In August 2012, the Company's board of directors resolved to enlarge the pool of options or restricted stock units, or RSUs, of the Company's 2006 Share Incentive Plan, or the Plan, by 1 million options or RSUs and to grant 2,688,726 options to certain non director officers and senior employees, out of which 350,000 options to the Company's CEO, at an exercise price of US$ 5.91 per share. The board of directors further decided to annul the previous grant of 1,550,000 options to certain non officers and senior employees, including the Company's CEO, which the board had approved in May 2012, but was not carried out. The options granted will be vested in 2 equal installments on each of the first and second anniversary of the date of the board's decision. The options of the first installment may be exercised within 24 months from their vesting and the second installment may be exercised with 18 month from their vesting. The fair value of share options granted was calculated at an average of $4.86 per option.

Note 8 - Commitments

In March 2012, the Company entered an agreement with Apple Sales International, for the purchase and distribution of iPad products in Israel. Under the terms of the agreement, the Company has committed to purchase a minimum quantity of iPad products over a period of three years, which is expected to represent a significant portion of the Company's expected tablets purchase amount over that period. The total amount of the purchases will depend on the iPad products purchase price at the time of purchase.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 9 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements in respect of all lawsuits against the Group amounts to NIS 65 million.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the Group's annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, fourteen purported class actions for a total sum of approximately NIS 3,468 million (three of which for the total sum of approximately NIS 2,798 million were included in note 31(1) to the annual financial statements) were filed against the Group. In addition, two other purported class actions were filed against the Group, for which no sum claimed was specified. Three additional purported class actions for the total sum of approximately NIS 537 million were filed against the Group and other defendants together without specifying the amount claimed from the Group (one of which was included in note 31(1) to the annual financial statements). In respect of a pending purported class action, with respect to the network malfunction that occurred on December 1, 2010, the amounts claimed were updated from approximately NIS 61 million to NIS 350 per customer in a private calling plan and NIS 700 per customer in a business calling plan, approximately NIS 1.182 billion for non monetary damages as well as the relative portion of the monthly payment relating to the hours of the malfunction.

At this early stage it is not possible to assess the chances of success of five purported class actions for a total sum of approximately NIS 114 million, two purported class actions, for which no sum claimed was specified and two purported class actions for the total sum of approximately NIS 176 million, filed against the Group and other defendants together without specifying the amount claimed from the Group, all filed during the third quarter 2012.

During the reported period, sixteen purported class actions for a total sum of approximately NIS 983 million, were dismissed, of which two, for the total sum of approximately NIS 116 million were included in note 31(1) to the annual financial statements. Two additional purported class actions, for which no sum claimed was specified, were also dismissed.

During the reported period, the Group entered a settlement agreement in relation to: (1) a lawsuit approved as a class action in November 2010 (and appealed to the Israeli supreme Court) against 013 Netvision Ltd., or Netvision, a wholly owned subsidiary of the Company and two other long distance operators, for a total amount claimed of approximately NIS 2.2 billion, of which approximately NIS 818 million was attributed to Netvision and (2) a purported class action filed against the same defendants in February 2012, for an estimated amount claimed of NIS 2.7 billion of each of the defendants. The plaintiffs in both the class action and the purported class action alleged that the defendants misled the purchasers of certain long distance prepaid calling cards as to the amount of minutes included in those cards.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 9 - Contingent Liabilities (cont'd)

Under the settlement agreement, Netvision and another defendant will provide certain long distance prepaid calling cards, free of charge, in an amount not material to the Group and provide certain information in relation to the usage of the cards. The third defendant is not a party to the settlement agreement. The settlement agreement was filed with the Israeli Supreme Court and is subject to its approval.

In respect of a purported class action, for a total amount of approximately NIS 23 million, a settlement agreement in an immaterial amount to the Group was filed with the court and in respect of two other purported class actions, for a total amount of approximately NIS 51 million, requests to dismiss the case were filed with the court, after the end of the reporting period, by the plaintiffs. Procedures in respect of these three purported class actions, have not been completed yet.

After the end of the reporting period, three purported class actions for a total sum estimated by the plaintiffs at NIS 7 - 76 million, NIS 21 million and NIS 200 million, were dismissed, at the plaintiffs request.

Employees, subcontractors, suppliers, authorities and other claims

During the reporting period, a lawsuit for a total sum claimed of approximately NIS 28 million, was dismissed with prejudice, following, a settlement agreement in an immaterial amount to the Group.

Environmental claims

During the reporting period, a purported class action lawsuit filed against the Group and two other cellular operators in December 2007 by plaintiffs alleging that the defendants have created environmental hazards by unlawfully building cell sites and therefore demanded that the defendants will compensate the public for certain damages, dismantle existing unlawfully built cell sites and refrain from unlawfully building new cell sites, was dismissed without prejudice, at the request of the parties.  Had the lawsuit been certified as a class action, the compensation claimed from the defendants was estimated by the plaintiffs to be NIS 1 billion, without specifying the amount claimed from the Group.
Under the parties' agreement, which was approved by the court, the defendants will make a donation to certain non-profit organizations in an amount which is not material to the Group.

Note 10 - Regulation and legislation

A.
In March 2012, the previously reported bill, proposing to completely annul Early Termination Fees in relation to new cellular customers with less than a certain number of phone lines, was enacted by the Israeli parliament and will apply retroactively to customers joining the cellular operators as of November 2011. In addition, this law prohibits cellular operators to make any linkage between a cellular services transaction and a handset purchase transaction, including by way of offering airtime rebates or refunds for handsets, as of January 1, 2013.

B.
In May 2012, the Israeli Minister of Communications published a policy document in relation to the wholesale market in the wireline communications market in Israel. The document adopts the main recommendations of the public committee appointed by the Ministry of Communications to examine Bezeq's tariffs structure and tariffs for wireline wholesale services.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 - Regulation and legislation (cont'd)

The policy includes mainly the following:

(1)
The wholesale market's tariffs and terms of agreement shall be agreed through negotiations between the owners of the wireline infrastructure (Bezeq and Hot) and the other operators. An infrastructure owner that reaches an agreement with such other operator, shall be obligated to offer the same terms, without discrimination, to all operators, including its affiliates. The Ministry of Communications shall intervene in the negotiations or in the terms of the agreement between the parties in case an agreement has not been reached within six months from the date of the policy document or in case the agreement between the parties includes terms that may harm the competition or the public. In addition, the Minister may intervene in a retail tariff that was set by the owner of wireline infrastructure or its affiliate that harms the competition, through changing of the wholesale tariff.

(2)
The structural separation between an owner of wireline infrastructure and its international landline operator and internet service provider affiliates shall be annulled within nine months from the date of execution of an agreement between such owner of wireline infrastructure and other operator and shall be replaced by an accounting separation. The Minister shall consider providing leniencies in relation to or annulment of the structural separation between an owner of wireline infrastructure and its cellular operator affiliate according to the pace of development of a wholesale market and the state of competition in the market. In case an effective wholesale market does not develop within twenty four months from the date of the policy document, the Ministry of Communications shall operate to impose a structural separation in the owners of the wireline infrastructure between the infrastructure and the services provided through this infrastructure.

(3)
The Minister of Communications shall consider to annul the structural separation in relation to television broadcasting services if there is a reasonable possibility to provide a basic package of television services through the internet. The Minister of Communications shall consider imposing a requirement to provide television broadcasting services for the same price within a package of telecommunications services and separately.

In relation to the supervision of Bezeq's tariffs the policy is similar to the previously reported final recommendations of the committee. See note 32(7) to the annual financial statements.

C.
Following previous reports as to the expected changes in royalties paid by the Company to the Ministry of Communications, following a petition filed by the Company and two other cellular operators, the Communication Regulations (Bezeq and Transmissions) (Royalties) 2001, were amended on August 1, 2012 as follows:

•      For cellular services - from January 1, 2012 to May 23, 2012 - 2.5%; from May 24, 2012 to July 31, 2012 - 1%; from August 1, 2012 to December 31, 2012 - 0.292% provided the 2012 annual rate shall be 1.3% and  as of January 1, 2013 - 0%.

• For landline and long distance services (for which the Company pays 1% for 2012) - as of January 1, 2013 - 0%.

D.
In August 2012, the proposed amendment to the Communications Law, setting gradually increasing financial sanctions on communication operators, for breach of their licenses, the amount of which shall be calculated as a percentage of the operator's income and based on the gravity of the breach, was enacted.

Cellcom Israel Ltd. and Subsidiaries

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	November 13, 2012	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel